June 21, 2021

Via Edgar

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited
Registration Statement on Form F-1
Filed May 7, 2021
File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated May 17, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “F-1/A”) is being filed to accompany this letter.

Registration Statement on Form F-1

General

1. With respect to the legal opinions and related disclosure:

● Please revise the Material Income Tax Consideration - Cayman Islands Taxation section of the prospectus to state that it is the opinion of Ogier. In this regard, we note that Exhibit 5.1 is intended to serve as a short-form taxation opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and revised the Material Income Tax Consideration - Cayman Islands Taxation section of the prospectus to state that it is the opinion of Ogier.

● Please revise the Material Income Tax Consideration - People’s Republic of China Enterprise Taxation section of the prospectus to state that it is the opinion of Zhong Lun Law Firm. In this regard, we note that it appears that Exhibit 8.1 is intended to serve as a short-form taxation opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and revised the Material Income Tax Consideration - People’s Republic of China Enterprise Taxation section of the prospectus to state that it is the opinion of Zhong Lun Law Firm.

● Tell us why you believe it is appropriate not to provide a tax opinion with respect to the discussion in the Material Income Tax Consideration - United States Federal Income Taxation section of the prospectus. Refer to Item 601(b)(8) of Regulation S- K.

Response: We acknowledge the Staff’s comment and a tax opinion is being filed as Exhibit 8.2 to the F-1/A with respect to the discussion in the Material Income Tax Consideration - United States Federal Income Taxation section of the prospectus.

● Please confirm that you intend to file an opinion regarding the legality of the warrants being registered on the registration statement. Refer to Item 601(b)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and an opinion is being filed as Exhibit 5.2 to the F-1/A regarding the legality of the warrants being registered on the registration statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC